DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

December 18, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

    Leland Benton

Re:	Pure Bioscience, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 24, 2014

File No. 333-199240

Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 8, 2014, to Henry R. Lambert, Chief Executive Officer of Pure Bioscience, Inc. (the “Company”), regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on November 24, 2014 (File No. 333-199240).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We have enclosed a copy of Amendment No. 2 to the Registration Statement on Form S-1 together with a copy that is marked to show the changes from the Registration Statement in response to the Staff’s comments.

Selling Security Holders, page 66

1.	Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. Please also disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by the selling security holders that are not natural persons and has disclosed the selling stockholders who are broker-dealers or affiliates of a broker-dealer.

Undertakings, page II-5

2.	We note that you appear to include the undertakings in Item 512(a)(5)(i) and Item 512(i) of Regulation S-K relating to reliance on Rule 430A and Rule 430B. It does not appear that you are relying on either of these Rules. Please revise.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 18, 2014

Page Two

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the undertakings in Item 512(a)(5)(i) and Item 512(i) of Regulation S-K relating to reliance on Rule 430A and Rule 430B.

3.	Please have your principal financial officer and principal accounting officer sign the registration statement in their capacity as such. Please see Instruction 1 to Signatures on Form S-1.

Response:

In response to the Staff’s comment, the principal financial officer and principal accounting officer of the Company has signed the registration statement in his capacity as such.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Partner

Enclosure